Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

August 20, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Re:                             NGL Energy Partners LP

NGL Energy Finance Corp.

Registration Statement on Form S-4

Filed July 10, 2014

File No. 333-197341

Ladies and Gentlemen:

Set forth below are the responses of NGL Energy Partners LP, a Delaware limited partnership (the “Partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by your letter dated August 1, 2014, with respect to the Partnership’s Registration Statement on Form S-4 (File No. 333-197341) (the “Registration Statement”).  Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, the Partnership is publicly filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For the Staff’s convenience, each of the Partnership’s responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Austin   Beijing   Dallas   Dubai   Houston   London   New York   Research Triangle Park   The Woodlands   Washington, DC

Mr. H. Roger Schwall

August 20, 2014

Prospectus Cover Pages

1.              As written, the cover page of each prospectus suggests that you are registering an offering of the old notes. Please revise the disclosure at the top of the page and in the bullet points to clarify that you are offering to exchange new notes for outstanding old notes.

Response:

The Partnership acknowledges the Staff’s comment and has revised each prospectus to clarify that the Partnership is offering to issue new freely tradable notes in exchange for outstanding old notes.  Please see the cover page of each prospectus.

Exhibit 5.1

2.              Please obtain and file as (an) exhibit(s) a revised opinion of counsel or new opinions which give effect to each of the following comments.

Response:

The Partnership acknowledges the Staff’s comment and has filed opinions of counsel as Exhibits 5.1 through 5.5 to the Registration Statement, addressing such comments.

3.              The opinion must identify by name the referenced “Guarantors” and should indicate the jurisdiction where each is incorporated or formed.

Response:

Andrews Kurth LLP has revised its opinion to identify by name each of the Partnership’s subsidiaries that are guarantors of the notes.  The jurisdiction of formation or incorporation of each guarantor is noted in Exhibit A to such opinion.  Each of the local counsel opinions filed as Exhibits 5.2 through 5.5 to the Registration Statement also specifically identifies the entity or entities covered thereby and indicates where each is incorporated or formed.

4.              Counsel’s opinion expressly excludes the laws of New York, Texas, and Delaware. However, certain co-registrant guarantors are incorporated in the States of Colorado, Oklahoma, and Wyoming, as well as the province of Alberta, Canada. For each guarantee, counsel must provide an opinion that such guarantees are the guarantor’s binding obligations. See Item 601(b)(5)(i) of Regulation S-K. Also see the guidance contained in Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), which is available at www.sec.gov/interps/legal/cfslb19.htm. Please ensure that you provide a legal opinion covering all relevant jurisdictions.

Response:

The opinion of Andrews Kurth LLP states that the guarantees of the notes will constitute valid and legally binding obligations of all the subsidiary guarantors, including those organized under the laws of the States of Colorado, Oklahoma, Wyoming and the Province of Alberta, Canada.  The Partnership has filed as Exhibits 5.2, 5.3, 5.4 and 5.5 to the Registration Statement opinions of local counsel addressing, under the laws of each of such jurisdictions, valid existence, power to create the obligation under the guarantee of the notes and due authorization to enter into such obligation, in each case, by the registrant organized under the

Mr. H. Roger Schwall

August 20, 2014

laws of such jurisdiction.  Consistent with Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), the opinion of Andrews Kurth LLP includes assumptions as to the legal matters addressed in such local counsel opinions.  Consequently, the opinions filed as Exhibits 5.1 through 5.5 address the relevant laws of the jurisdictions of organization of each of the registrants and include appropriate opinions and assumptions consistent with the guidance set forth in such Staff Legal Bulletin.

5.              In the last sentence of the first paragraph on page 2 of the opinion, counsel includes a number of assumptions relating to “all parties thereto other than the Issuers.” Such assumption does not appear to be appropriate in that it would encompass the co-registrant guarantors. Please obtain and file a revised opinion that does not include such assumptions with respect to the co-registrant guarantors.

Response:

Andrews Kurth LLP has revised its opinion to clarify that its opinion addresses certain laws of the states specified therein.  Furthermore, the referenced assumptions have been revised to not encompass any registrants, other than those organized under the laws of the States of Colorado, Oklahoma, Wyoming and the Province of Alberta, Canada.  Consistent with Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), the additional local counsel opinions filed as Exhibits 5.2, 5.3, 5.4 and 5.5 to the Registration Statement address such assumed matters with respect to the registrants organized under the laws of such jurisdictions.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4368 or by email at henryhavre@andrewskurth.com, with a copy to Atanas Atanasov, Chief Financial Officer of the Partnership, at atanas.atanasov@nglep.com.  We thank you in advance for your prompt consideration of the responses set forth above.

Very truly yours,

ANDREWS KURTH LLP

By:	/s/ Henry Havre
Henry Havre

cc:                                H. Michael Krimbill, NGL Energy Holdings LLC

Atanas H. Atanasov, NGL Energy Holdings LLC